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                             March 5, 2021

       F. Philip Snow
       Chief Executive Officer
       FactSet Research Systems Inc.
       45 Glover Avenue
       Norwalk, Connecticut 06850

                                                        Re: FactSet Research
Systems Inc.
                                                            Form 10-K for the
fiscal year ended August 31, 2020
                                                            File No. 001-11869

       Dear Mr. Snow:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K

       Non-GAAP Financial Measures, page 37

   1. In future filings, please revise your non-GAAP presentations of Adjusted Operating
                                                        Margin percentage to
add the comparable GAAP operating margin percentage for reported periods. In addition,
revise the description of "Other items" within your reconciliation to note the respective
amounts which should facilitate historical comparisons; one of the reasons for your use of
non-GAAP measures. Please refer to the Commissions
                                                        "Conditions for Use of
Non-GAAP Financial Measures" Release No. 33-8176, footnote
                                                        27.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Craig
Wilson, Senior Advisor at 202-551-3226 with any questions.
 F. Philip Snow
FactSet Research Systems Inc.
March 5, 2021
Page 2



FirstName LastNameF. Philip Snow             Sincerely,
Comapany NameFactSet Research Systems Inc.
                                             Division of Corporation Finance
March 5, 2021 Page 2                         Office of Technology
FirstName LastName